

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2023

James Coffey
Chief Operating Officer and General Counsel
ADVENT TECHNOLOGIES HOLDINGS, INC.
500 Rutherford Avenue, Suite 102
Boston, MA 02129

> **Re: ADVENT TECHNOLOGIES HOLDINGS, INC.**
> **Registration Statement on Form S-3**
> **Filed April 21, 2023**
> **File No. 333-271389**

Dear James Coffey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarah Sidwell at 202-551-4733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Katherine Blair